UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

MORTON’S RESTAURANT GROUP, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

619430101

(CUSIP Number)

Tilman J. Fertitta

1510 West Loop South

Houston, Texas 77027

(713) 386-7000

With copies to:

Arthur S. Berner, Esq.

Haynes and Boone, LLP

1221 McKinney Street

Suite 2100

Houston, TX 77010

(713) 547-2526

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 619430101	Page 2 of 8 Pages

(1)	Names of reporting persons: Tilman J. Fertitta
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,000
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,000
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 100.0%
(14)	Type of reporting person (see instructions): IN

CUSIP No. 619430101	Page 3 of 8 Pages

(1)	Names of reporting persons: Fertitta Morton’s Restaurants, Inc.
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): BK
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,000
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,000
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 100.0%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 619430101	Page 4 of 8 Pages

(1)	Names of reporting persons: Claim Jumper Acquisition Company, LLC
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,000
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,000
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 100.0%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 619430101	Page 5 of 8 Pages

(1)	Names of reporting persons: .Fertitta Entertainment, Inc.
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☒ (b) ☐
(3)	SEC use only:
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 1,000
	(8)	Shared voting power: 0
	(9)	Sole dispositive power: 1,000
	(10)	Shared dispositive power: 0
(11)	Aggregate amount beneficially owned by each reporting person: 1,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions): ☐
(13)	Percent of class represented by amount in Row (11): 100.0%
(14)	Type of reporting person (see instructions): CO

Page 6 of 8 Pages

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned. This Amendment No. 1 hereby amends such Schedule 13D as specifically set forth herein.

ITEM 2. IDENTITY AND BACKGROUND.

As a result of the Merger, Item 2 is hereby amended to remove Purchaser as a Reporting Person. In addition, Schedule A to Item 2 is hereby amended to delete the list of directors and officers of Purchaser.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read as follows:

The information set forth in section “13. SOURCE AND AMOUNT OF FUNDS.” in the Offer to Purchase, filed with the Securities and Exchange Commission on December 30, 2011, as amended by Amendment No. 1 to Schedule TO filed on February 1, 2012, is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 is hereby amended by inserting the following at the end thereof:

The Offer and withdrawal rights expired at 12:00 midnight, New York City time, on January 31, 2012. On February 1, 2012, all Shares validly tendered and not properly withdrawn as of the expiration of the Offer, including all of the Shares owned by Mr. Fertitta, were accepted for payment in accordance with the terms of the Offer.

Following its acceptance of the tendered Shares, Purchaser owned more than 90% of the outstanding Shares. Accordingly, on February 1, 2012, Purchaser and Parent effected a “short form” merger in which Purchaser was merged with and into Issuer, with Issuer surviving the Merger (the “Surviving Corporation”) and continuing as a wholly-owned subsidiary of Parent.

Upon effectiveness of the Merger, (i) each issued and outstanding share of common stock, par value $0.01 per share, of Purchaser, of which 1,000 shares were issued and outstanding as of February 1, 2012, was converted into one validly issued, fully paid and nonassessable Share of the Surviving Corporation, (ii) each issued and outstanding Share (other than Shares owned by Purchaser, Parent, Issuer or Shares owned by any holder who perfects appraisal rights under Delaware law), were automatically converted into the right to receive the Offer Price in cash, without interest, upon the terms and subject to the conditions set forth in the Merger Agreement, and (iii) each Share owned by Purchaser, Parent, the Issuer, or by any of their direct or indirect wholly-owned subsidiaries, were cancelled and extinguished without any conversion thereof or consideration paid therefor.

On February 1, 2012, Mr. Fertitta issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached to Amendment No. 1 to Schedule TO filed by Parent on February 1, 2012 with the Securities and Exchange Commission and is hereby incorporated by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a)-(c) is hereby amended and restated to read as follows:

(a) As a result of the Merger, Parent directly owns 1,000 Shares of Issuer, representing 100% of the issued and outstanding Shares as of the close of business on February 1, 2012.

Except as set forth herein, neither Mr. Fertitta nor the individuals listed on Schedule A, directly own any Shares. As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Fertitta may be deemed to beneficially own the 1,000 Shares owned directly by Parent. Mr. Fertitta disclaims beneficial ownership of such Shares.

Page 7 of 8 Pages

(b) As a result of Mr. Fertitta’s relationship with Parent, Mr. Fertitta has the sole power to vote, or to direct the vote of, and the sole power to dispose of, or to direct the disposition of, the Shares owned by Parent.

(c) Except as described in Item 4 herein, none of the Reporting Persons have effected any transaction in the shares of the Issuer during the sixty day period to the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by inserting the following at the end thereof:

Item 4 is incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1	Press Release dated February 1, 2012 (incorporated by reference to Exhibit (a)(5)(D) to Amendment No. 1 to Schedule TO filed by Parent with the Securities and Exchange Commission on February 1, 2012).

Page 8 of 8 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2012

/s/ Tilman J. Fertitta
Tilman J. Fertitta

Fertitta Morton’s Restaurants, Inc.

By:	/s/ Tilman J. Fertitta
Name: Tilman J. Fertitta
Title: President

Claim Jumper Acquisition Company, LLC

By:	/s/ Tilman J. Fertitta
Name: Tilman J. Fertitta
Title: President

Fertitta Entertainment, Inc.

By:	/s/ Tilman J. Fertitta
Name: Tilman J. Fertitta
Title: President